Exhibit 99.3

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions, unaudited)	Note	March 31, 2015	December 31, 2014
Assets
Current
Cash		$5	$67
Accounts receivable		191	182
Other		33	46
Deferred funding assets	3	71	84
Risk management	8	10	31

		310	410

Non-current
Deferred funding assets	3	196	195
Exploration and evaluation assets	4	500	505
Property, plant and equipment	5	7,926	7,906
Goodwill		734	734
Risk management	8	107	102

		9,463	9,442

Total assets		$9,773	$9,852

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$498	$529
Dividends payable		5	70
Current portion of long-term debt	6	219	283
Decommissioning liability	7	58	52
Risk management	8	14	9

		794	943
Non-current
Long-term debt	6	2,207	1,866
Decommissioning liability	7	528	533
Risk management	8	12	10
Deferred tax liability		890	914
Other non-current liabilities		2	4

		4,433	4,270

Shareholders’ equity
Shareholders’ capital	9	8,993	8,983
Other reserves		90	89
Deficit		(3,743)	(3,490)

		5,340	5,582

Total liabilities and shareholders’ equity		$9,773	$9,852

Subsequent events (Notes 9 and 12)

Commitments and contingencies (Note 11)

See accompanying notes to the consolidated financial statements.

PENN WEST FIRST QUARTER 2015	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 1

Penn West Petroleum Ltd.

Consolidated Statements of Loss

	Three months ended March 31
(CAD millions, except per share amounts, unaudited)	Note	2015	2014
Oil and natural gas sales		$355	$693
Royalties		(37)	(102)

		318	591
Risk management gain (loss)
Realized		29	(20)
Unrealized	8	(28)	(38)

		319	533

Expenses
Operating		162	204
Transportation		11	11
General and administrative		22	36
Restructuring		2	4
Share-based compensation	10	—	9
Depletion and depreciation	5	181	187
Loss on dispositions		—	48
Realized foreign exchange loss		6	—
Unrealized risk management gain	8	(5)	(28)
Unrealized foreign exchange loss		168	75
Financing	6	35	41
Accretion	7	9	9

		591	596

Loss before taxes		(272)	(63)

Deferred tax expense (recovery)		(24)	26

Net and comprehensive loss		$(248)	$(89)

Net loss per share
Basic		$(0.49)	$(0.18)
Diluted		$(0.49)	$(0.18)
Weighted average shares outstanding (millions)
Basic	9	501.4	490.4
Diluted	9	501.4	490.4

See accompanying notes to the consolidated financial statements.

PENN WEST FIRST QUARTER 2015	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 2

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

	Three months ended March 31
(CAD millions, unaudited)	Note	2015	2014
Operating activities
Net loss		$(248)	$(89)
Depletion and depreciation	5	181	187
Loss on dispositions		—	48
Accretion	7	9	9
Deferred tax expense (recovery)		(22)	26
Share-based compensation	10	1	3
Unrealized risk management loss	8	23	10
Unrealized foreign exchange loss		168	75
Decommissioning expenditures	7	(11)	(13)
Change in non-cash working capital		55	(34)

		156	222

Investing activities
Capital expenditures		(191)	(195)
Property dispositions (acquisitions), net		1	213
Change in non-cash working capital		(78)	(6)

		(268)	12

Financing activities
Increase (decrease) in long-term debt		189	(180)
Repayments of senior notes		(85)	—
Realized foreign exchange loss on repayments		6	—
Dividends paid		(60)	(54)

		50	(234)

Change in cash		(62)	—
Cash, beginning of period		67	—

Cash, end of period		$5	$—

See accompanying notes to the consolidated financial statements.

PENN WEST FIRST QUARTER 2015	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 3

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2015		$8,983	$89	$(3,490)	$5,582
Net and comprehensive loss		—	—	(248)	(248)
Share-based compensation	10	—	1	—	1
Issued to dividend reinvestment plan	9	10	—	—	10
Dividends declared	9	—	—	(5)	(5)

Balance at March 31, 2015		$8,993	$90	$(3,743)	$5,340

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2014		$8,913	$80	$(1,480)	$7,513
Net and comprehensive loss		—	—	(89)	(89)
Share-based compensation	10	—	3	—	3
Issued to dividend reinvestment plan	9	14	—	—	14
Dividends declared	9	—	—	(69)	(69)

Balance at March 31, 2014		$8,927	$83	$(1,638)	$7,372

See accompanying notes to the consolidated financial statements.

PENN WEST FIRST QUARTER 2015	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 4

Notes to the Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts,

percentages and various figures in Note 8)

1. Structure of Penn West

Penn West Petroleum Ltd. (“Penn West” or the “Company”) is a senior exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Penn West’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses its financial performance at the enterprise level and resource allocation decisions are made on a project basis across Penn West’s portfolio of assets, without regard to the geographic location of projects. Penn West owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Penn West, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Penn West’s wholly owned subsidiaries hold a 55 percent interest.

Penn West operates under the trade names of Penn West and Penn West Exploration.

2. Basis of presentation and statement of compliance

a) Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures included in Penn West’s annual audited consolidated financial statements.

The interim consolidated financial statements were prepared using the same accounting policies, critical accounting judgments and key estimates as in the annual consolidated financial statements as at and for the year ended December 31, 2014.

All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

The interim consolidated financial statements were approved for issuance by the Board of Directors on April 29, 2015.

b) Basis of Presentation

The interim consolidated financial statements include the accounts of Penn West, its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in Penn West’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

Certain comparative figures have been reclassified to correspond with current period presentation.

PENN WEST FIRST QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 5

3. Deferred funding assets

Deferred funding amounts relate to Penn West’s share of capital and operating expenses to be funded by Penn West’s partner in the Peace River Oil Partnership and Penn West’s share of capital expenditures to be funded by Penn West’s partner in the Cordova Joint Venture. Amounts expected to be settled within the next 12 months are classified as current.

	March 31, 2015	December 31, 2014
Peace River Oil Partnership	$183	$195
Cordova Joint Venture	84	84

Total	$267	$279

Current portion	$71	$84
Long-term portion	196	195

Total	$267	$279

4. Exploration and evaluation assets

	Three months ended March 31, 2015	Year ended December 31, 2014
Balance, beginning of period	$505	$645
Capital expenditures	7	92
Joint venture, carried capital	—	16
Expensed	—	(16)
Transfers to PP&E	(12)	(232)

Balance, end of period	$500	$505

5. Property, plant and equipment

Cost	Three months ended March 31, 2015	Year ended December 31, 2014
Balance, beginning of period	$17,456	$17,974
Capital expenditures	184	640
Joint venture, carried capital	3	13
Acquisitions	—	12
Dispositions	(1)	(1,416)
Transfers from E&E	12	232
Decommissioning additions (dispositions), net	3	1

Balance, end of period	$17,657	$17,456

Accumulated depletion and depreciation	Three months ended March 31, 2015	Year ended December 31, 2014
Balance, beginning of period	$9,550	$8,899
Depletion and depreciation	181	750
Impairments	—	634
Dispositions	—	(733)

Balance, end of period	$9,731	$9,550

Net book value	March 31, 2015	December 31, 2014
Total	$7,926	$7,906

PENN WEST FIRST QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 6

6. Long-term debt

	Amount (millions)	Maturity dates	Average interest rate		March 31, 2015	December 31, 2014
2007 Notes	US$475	2015 – 2022	5.80%		$602	$550
2008 Notes	US$480, CAD$30	2016 – 2020	6.25%		638	587
UK Notes	£57	2018	6.95	%(1)	107	103
2009 Notes	US$94(2), £20, €10	2015 – 2019	9.08	%(3)	170	158
2010 Q1 Notes	US$223	2015 – 2025	5.72%		282	341
2010 Q4 Notes	US$170, CAD$60	2015 – 2025	4.98%		275	258
2011 Notes	US$105, CAD$30	2016 – 2021	4.48%		163	152

Total senior unsecured notes					2,237	2,149
Credit facility advances					189	—

Total long-term debt					$2,426	$2,149

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(2)	A portion of the 2009 Notes have equal repayments, which began in 2013 with a repayment of US$5 million, and extend over the remaining six years.
(3)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 9.49 percent and 9.52 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

The split between current and non-current long-term debt is as follows:

	March 31, 2015	December 31, 2014
Current portion	$219	$283
Long-term portion	2,207	1,866

Total	$2,426	$2,149

There were no senior unsecured notes issued in either 2015 or 2014. The change in the carrying values is primarily due to conversion to Canadian dollar equivalents at the balance sheet date. During the first quarter of 2015, the Company repaid $85 million (2014 – nil) of senior unsecured notes as they matured.

Additional information on Penn West’s senior unsecured notes is as follows:

	March 31, 2015	December 31, 2014
Weighted average remaining life (years)	3.6	3.7
Weighted average interest rate (1)	6.0%	6.0%

(1)	Includes the effect of cross currency swaps.

PENN WEST FIRST QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 7

At March 31, 2015, the Company had an unsecured, revolving syndicated bank facility with an aggregate borrowing limit of $1.7 billion consisting of two tranches: tranche one has a $1.2 billion borrowing limit and an extendible five-year term (May 6, 2019 maturity date) and tranche two has a $500 million borrowing limit and a June 30, 2016 maturity date. The bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. At March 31, 2015, the Company had $1.5 billion of unused credit capacity available.

Drawings on the Company’s bank facility are subject to fluctuations in short-term money market rates as they are generally held in short-term money market instruments. As at March 31, 2015, eight percent (2014 – none) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

The Company is subject to certain financial covenants under its bank facility and senior unsecured notes. These financial covenants are typical for senior unsecured lending arrangements and include senior debt and total debt to EBITDA and senior debt and total debt to capitalization, as more specifically defined in the applicable lending agreements. As at March 31, 2015, the Company was in compliance with all of its financial covenants under such lending agreements.

Letters of credit totalling $49 million were outstanding on March 31, 2015 (2014 – $30 million) that reduce the amount otherwise available to be drawn on the bank facility.

In March 2015, the Company reached agreements in principle with the lenders under its syndicated bank facility and with the holders of its senior, unsecured notes to, among other things, amend its financial covenants as follows:

•	the maximum Senior Debt to EBITDA and Total Debt to EBITDA ratio will be less than or equal to 5:1 for the period January 1, 2015 through and including June 30, 2016, decreasing to less than or equal to 4.5:1 for the quarter ending September 30, 2016 and decreasing to less than or equal to 4:1 for the quarter ending December 31, 2016;
•	the Senior Debt to EBITDA ratio will decrease to less than or equal to 3:1 for the period from and after January 1, 2017; and
•	the Total Debt to EBITDA ratio will remain at less than or equal to 4:1 for all periods after December 31, 2016.

The Company also agreed as follows:

•	to temporarily grant floating charge security over all of its property in favor of the lenders and the noteholders on a pari passu basis, which security will be fully released upon the Company achieving both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior unsecured debt;
•	to cancel the $500 million tranche of the Company’s existing $1.7 billion syndicated bank facility that was set to expire on June 30, 2016, the remaining $1.2 billion tranche of the revolving bank facility remains available to the Company in accordance with the terms of the agreements governing such facility;
•	to temporarily reduce its quarterly dividend commencing in the first quarter of 2015 to $0.01 per share until the earlier of (i) the Senior Debt to EBITDA being less than 3:1 for two consecutive quarters ending on or after September 30, 2015, and (ii) March 30, 2017; and
•	until March 30, 2017, to offer aggregate net proceeds of up to $650 million received from all sales, exchanges, lease transfers or other dispositions of its property to prepay at par any outstanding principal amounts owing to the noteholders, with corresponding pro rata amounts from such dispositions to be used by the Company to prepay any outstanding amounts drawn under its syndicated bank facility.

PENN WEST FIRST QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 8

The Company intends to continue to actively identify and evaluate hedging opportunities in order to reduce its exposure to fluctuations in commodity prices and protect its future cash flows and capital programs.

The amendments described above are expected to be finalized during the second quarter of 2015 and are subject to the execution and delivery of definitive amending agreements in forms mutually satisfactory to the parties thereto and to the satisfaction of conditions customary in transactions of this nature.

7. Decommissioning liability

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2014—2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 6.5 percent (December 31, 2014 – 6.5 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future.

The split between current and non-current decommissioning liability is as follows:

	March 31, 2015	December 31, 2014
Current portion	$58	$52
Long-term portion	528	533

Total	$586	$585

Changes to the decommissioning liability were as follows:

	Three months ended March 31, 2015	Year ended December 31, 2014
Balance, beginning of period	$585	$603
Net liabilities acquired (disposed) (1)	3	(75)
Increase in liability due to changes in estimates	—	76
Liabilities settled	(11)	(55)
Accretion charges	9	36

Balance, end of period	$586	$585

(1)	Includes additions from drilling activity, facility capital spending and disposals from net property dispositions.

8. Risk management

Financial instruments consist of accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities, dividends payable and long-term debt. Except for the senior, unsecured notes described in Note 6, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the bank facility. At March 31, 2015, the estimated fair values of the principal and interest obligations of the outstanding unsecured notes totalled $2.0 billion (December 31, 2014 – $2.2 billion) compared to the carrying value of $2.2 billion (December 31, 2013 – $2.1 billion).

The fair values of all outstanding financial, commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income as unrealized gains or losses.

As at March 31, 2015 and December 31, 2014, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

PENN WEST FIRST QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 9

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset	Three months ended March 31, 2015	Year ended December 31, 2014
Balance, beginning of period	$114	$12
Unrealized gain (loss) on financial instruments:
Commodity collars, swaps and assignments	(28)	51
Electricity swaps	(4)	(2)
Interest rate swaps	—	1
Foreign exchange forwards	6	48
Cross currency swaps	3	4

Total fair value, end of period	$91	$114

Based on March 31, 2015 pricing, a $1.00 change in the price per barrel of liquids would have changed pre-tax unrealized risk management by $5 million and a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $2 million.

Penn West had the following financial instruments outstanding as at March 31, 2015. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within Penn West’s credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Natural gas
AECO Swaps	70,000 mcf/d	Apr/15 – Dec/15	$2.87/mcf	$2
Crude Oil
WTI Swaps	15,000 bbl/ d	Apr/15 – Jun/15	US$50.00/bbl	1
WTI Swaps	7,500 bbl/d	Jul/15 – Sep/15	US$52.00/bbl	(1)
WTI Swaps	5,000 bbl/d	Oct/15 – Dec/15	$67.55/bbl	(1)
WTI Swaps	5,000 bbl/d	Jan/16 – Dec/16	$72.08/bbl	(3)
Electricity swaps
Alberta Power Pool	10 MW	Apr/15 – Dec/15	$58.50/MWh	(2)
Alberta Power Pool	70 MW	Apr/15 – Dec/15	$55.17/MWh	(9)
Alberta Power Pool	25 MW	Jan/16 – Dec/16	$49.90/MWh	(3)
Crude oil assignment
18 – month term	10,000 boe/d	Apr/15 – July/ 16	Differential WCS (Edm) vs. WCS (USGC)	8
Foreign exchange forwards on senior notes
3 to 15-year initial term	US$412	2015 – 2022	0.9986 CAD/USD	104
Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(6)
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	3
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	(2)

Total				$91

PENN WEST FIRST QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 10

During the first quarter of 2015, the Company monetized its outstanding natural gas swaps and a portion (US$197 million) of its foreign exchange forward contracts on its senior notes for total proceeds of $60 million. Subsequent to this transaction, it entered into new natural gas swaps.

A realized loss of $5 million (2014—nil) on electricity contracts has been included in operating expenses for the first quarter of 2015.

Market Risks

Penn West is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

There have been no significant changes to these risks from those discussed in Penn West’s annual audited consolidated financial statements.

9. Shareholders’ equity

i) Issued

Shareholders’ capital	Common Shares	Amount
Balance, January 1, 2014	489,077,284	$8,913
Issued on exercise of equity compensation plans (1)	1,067,000	12
Issued to dividend reinvestment plan	7,175,803	58

Balance, December 31, 2014	497,320,087	$8,983
Issued to dividend reinvestment plan	4,843,076	10

Balance, March 31, 2015	502,163,163	$8,993

(1)	Upon exercise of options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.

ii) Earnings per share—Basic and Diluted

The weighted average number of shares used to calculate per share amounts is as follows:

	Three months ended March 31
Average shares outstanding (millions)	2015	2014

Basic and Diluted	501.4	490.4

For the first quarter of 2015, 18.3 million shares (March 31, 2014 – 22.0 million) that would be issued under the Option Plan were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

iii) Dividends

Including amounts funded by the Dividend Reinvestment Plan (“DRIP”), Penn West paid its fourth quarter 2014 dividend of $0.14 per share totalling $70 million on January 15, 2015 and its first quarter 2015 dividend of $0.01 per share totalling $5 million on April 15, 2015.

PENN WEST FIRST QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 11

10. Share-based compensation

Stock Option Plan

Penn West has an Option Plan that allows Penn West to issue options to acquire common shares to officers, employees and other service providers. The current plan came into effect in 2011.

Under the terms of the plan, the number of options reserved for issuance under the Option Plan shall not exceed nine percent of the aggregate number of issued and outstanding common shares of Penn West. The grant price of options is equal to the volume-weighted average trading price of the common shares on the TSX for a five-trading-day period immediately preceding the date of grant. Options granted to date vest over a four-year period and expire five years after the date of grant.

	Three months ended March 31, 2015		Year ended December 31, 2014
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	14,460,158	$13.91	14,951,830	$17.63
Granted	4,843,300	1.82	8,332,400	8.84
Exercised	—	—	(1,067,000)	9.80
Forfeited	(1,000,129)	14.85	(7,757,072)	16.20

Outstanding, end of period	18,303,329	$10.66	14,460,158	$13.91

Exercisable, end of period	6,445,647	$17.62	4,162,904	$20.14

Long-term retention and incentive plan (“LTRIP”)

Under the LTRIP, Penn West employees receive cash consideration, that fluctuates based on Penn West’s share price on the TSX. Eligible employees receive a grant of a specific number of LTRIP awards (each of which notionally represents a common share) that vest over a three-year period with the cash value paid to the employee on each vesting date. If the service requirements are met, the cash consideration paid is based on the number of LTRIP awards vested and the five-day weighted average trading price of the common shares prior to the vesting date plus dividends declared by Penn West during the period preceding the vesting date.

LTRIP awards (number of shares equivalent)	Three months ended March 31, 2015	Year ended December 31, 2014
Outstanding, beginning of period	3,166,476	2,813,769
Granted	8,646,950	2,749,440
Vested and paid	(222,605)	(1,132,029)
Forfeited	(1,136,127)	(1,264,704)

Outstanding, end of period	10,454,694	3,166,476

At March 31, 2015, LTRIP obligations of $3 million were classified as a current liability (December 31, 2014—$4 million) included in accounts payable and accrued liabilities and $1 million was classified as a non-current liability (December 31, 2014—$3 million) included in other non-current liabilities.

PENN WEST FIRST QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 12

Deferred Share Unit (“DSU”) plan

The DSU plan became effective in 2011, allowing Penn West to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX for the five trading days immediately prior to the day of payment. Management directors are not eligible to participate in the DSU Plan. At March 31, 2015, 264,617 DSUs (December 31, 2014 – 181,873) were outstanding and $1 million was recorded as a current liability (December 31, 2014 – $1 million).

Performance Share Unit plan (“PSU”)

The PSU plan became effective in 2013, allowing Penn West to grant PSUs to employees of Penn West. Upon meeting the vesting conditions, the employee could receive a cash payment based on performance factors determined by the Board of Directors and the share price. Members of the Board of Directors are not eligible for the PSU Plan.

PSU awards (number of shares equivalent)	Three months ended March 31, 2015	Year ended December 31, 2014
Outstanding, beginning of period	771,020	969,723
Granted	1,411,000	620,000
Vested	(180,010)	(570,770)
Forfeited	—	(247,933)

Outstanding, end of period	2,002,010	771,020

The PSU obligation is classified as a liability due to the cash settlement feature. The change in the fair value of outstanding PSU awards is charged to income based on the common share price at the end of each reporting period plus accumulated dividends multiplied by a performance factor determined by the Board of Directors. At March 31, 2015, $1 million was classified as a non-current liability (December 31, 2014 – $1 million) and included in other non-current liabilities.

Share-based compensation

Share-based compensation is based on the fair value of the options at the time of grant under the Option Plan, which is amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the LTRIP, DSU and PSU is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following:

	Three months ended March 31
	2015	2014
Options	$1	$3
LTRIP	(1)	4
PSU	—	2

Share-based compensation	$—	$9

The share price used in the fair value calculation of the LTRIP, PSU and DSU obligations at March 31, 2015 was $2.09 (March 31, 2014 – $9.24). Share-based compensation related to the DSU was insignificant in both periods.

PENN WEST FIRST QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 13

A Black-Scholes option-pricing model was used to determine the fair value of options granted under the Option Plan with the following fair value per option and weighted average assumptions:

	Three months ended March 31
	2015	2014
Average fair value of options granted (per share)	$0.65	$1.26
Expected life of options (years)	4.0	4.0
Expected volatility (average)	39.7%	31.3%
Risk-free rate of return (average)	0.7%	1.4%
Dividend yield	1.9%	6.1%

Employee retirement savings plan

Penn West has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

11. Commitments and contingencies

Penn West is involved in various litigation and claims in the normal course of business and records provisions for claims as required. In 2014, Penn West became aware of a number of putative securities class action claims having been filed or threatened to be filed in both Canada and the United States relating to damages alleged to have been incurred due to a decline in share price related to the restatement of certain of Penn West’s historical financial statements and related MD&A. In 2014, Penn West was served with statements of claim against the Company and certain of its present and former directors and officers relating to such types of securities class actions in the Provinces of Alberta, Ontario and Quebec and in the United States. To date, none of these proceedings has been certified under applicable class proceedings legislation. In the United States, the Court has consolidated the various actions, appointed lead plaintiffs, and set a scheduling for the parties to brief a motion to dismiss. Amounts claimed in the Canadian and United States proceedings are significant, but at this stage in the process, any estimate of the Company’s potential exposure or liability, if any, are premature and cannot be meaningfully determined. The Company intends to vigorously defend against any such actions.

12. Subsequent event

In April 2015, Penn West entered into an agreement to sell an 8.5 percent gross overriding royalty on its working interests in a portion of the Viking play located in the Dodsland area of Saskatchewan and certain of its existing royalties and mineral title lands located in Alberta, Saskatchewan and Manitoba across a variety of plays. Total cash consideration is $321 million, before normal closing adjustments. Closing is expected to occur on or about May 6, 2015, subject to the receipt of regulatory approvals and the satisfaction of customary closing conditions.

PENN WEST FIRST QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 14